Exhibit 99.1

Immuron Granted US Patent for NASH Treatment

Melbourne, Australia, November 14, 2017: Immuron Limited (ASX:IMC) (NASDAQ:IMRN), an Australian microbiome biopharmaceutical company focused on developing and commercialising oral immunotherapeutics for the treatment of gut-mediated diseases, is today pleased to announced that a Notice of Allowance has been received from the United States Patent and Trademarks Office (USPTO) for Immuron’s new patent application (U.S Application No. 13/817,414), entitled “Anti-LPS Enriched Immunoglobulin for Use in treatment and/or Prophylaxis of a Pathological Disorder.”

The patent comprises of a total of ten allowed claims, and is principally directed to a method of treating non-alcoholic steatohepatitis (NASH) with a colostrum-based composition, as developed by Immuron. The market for NASH treatment has come under increased focus, as companies including Bristol-Myers Squibb and Pfizer have referenced efforts to bolster their product development in the sector. According to Reuters, the NASH market is “forecast to be $20 billion to $35 billion as populations with fatty diets increasingly fall victim to a condition with no approved treatments,” further illustrating why the pharmaceutical industry refers to the race to commercialize technology in this sector as “The Dash to NASH.”

“This new patent is a key milestone for Immuron as it further establishes the intellectual property position of our NASH program in the United States and complements the patents already granted in Australia,” said Jerry Kanellos, Interim CEO of Immuron Ltd. “We believe this success paves the way for patent grants in other key jurisdictions, strengthening Immuron’s presence in the global NASH treatment market.”

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COMPANY CONTACT: Jerry Kanellos Chief Executive Officer (Interim) Ph: +61 (0)3 9824 5254 jerrykanellos@immuron.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au
USA MEDIA CONTACT: Kate Caruso-Sharpe FischTank Marketing and PR US Ph: + 1 646 699 1414 kate@fischtankpr.com	USA INVESTOR RELATIONS: Jon Cunningham RedChip Companies, Inc. US Ph: +1 (407) 644 4256, (ext. 107) jon@redchip.com

ABOUT IMMURON:

Immuron Ltd (ASX: IMC) is a biopharmaceutical company focused on developing and commercialising oral immunotherapeutics for the treatment of many gut mediated diseases. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. The Company currently markets and sells Travelan® for the prevention of travellers’ diarrhea whilst its lead product candidate IMM-124E is in Phase 2 clinical trials for NASH and ASH. These products together with the Company’s other preclinical immunotherapy pipeline products targeting immune-related diseases currently under development, will meet a large unmet need in the market. For more information visit: http://www.immuron.com

About the IMM-124E Study

The IMM-124E study is a Phase 2 proof of concept multinational, randomized, double-blind study comparing 2 doses IMM-124E to placebo for the treatment of NASH in adults with any stage biopsy-proven NASH. The trial enrolled 133 patients and is still on going. The primary endpoint is the improvement of liver steatosis as assessed by MRI comparing the mean values), as measured at the 24 weeks’ time point. The key secondary endpoints are: change in ALT as well as other liver enzymes and metabolic markers.

IMM-124E enrolled adults with all-stage biopsy proven NASH up to 12 months of randomization.

About IMM-124E

IMM-124E is an oral, three-times-daily, non-absorbable compound containing poly-clonal anti-LPS immunoglobulins proposed to interact with the gut LPS and immune system to achieve an immunomodulatory effect reducing LPS-related inflammation and inducing tolerance. Because of this unique mechanism of action, targeting multiple pathways, IMM-124E has the potential to play a differentiated role in the management of NASH and may form the cornerstone of NASH combination treatment strategies, both as a single agent and in combination with other agents.

In addition to the adult NASH study, IMM-124E is also being evaluated in the pediatric population in a Phase 2 proof-of-concept study of IMM-124E in children with Pediatric NAFLD.

About Non-Alcoholic Steatohepatitis (NASH)

NASH is a severe type of non-alcoholic fatty liver disease (NAFLD), which is characterized by the accumulation of fat in the liver with no other apparent causes. NASH occurs when the accumulation of liver fat is accompanied by inflammation and cellular damage. The inflammation can lead to fibrosis (scarring) of the liver and eventually progress to cirrhosis, portal hypertension, liver cancer, and eventual liver failure.

NASH is an emerging health crisis impacting 3% to 5% of the U.S. population and 2% to 4% globally, and is the fastest growing cause of liver cancer and liver transplant in the U.S. The increasing prevalence of NASH is attributed to the growing obesity epidemic and the disease is often diagnosed in patients who have diabetes, high cholesterol or high triglycerides. There is currently no approved treatment for NASH.

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.